SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                           For the month of July/2004

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbor Statement

2.  Notification of Major Interest in Shares, dated 18 February 2004

3.  Notification of Major Interest in Shares, dated 22 March 2004

4. Notification of Interests of Directors and Connected Persons, dated 26 March 2004

5. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 26 March 2004

6. Notification of Interests of Directors and Connected Persons, dated 20 April 2004

7.  Result of AGM, dated 21 May 2004

8.  Tomkins Sells Mayfran International, Inc., dated 1 June 2004

9.  Notification of Interests of Directors and Connected Persons, dated 2 June
    2004

10. Purchase of Own Securities, dated 11 June 2004

11. Notification of Interests of Directors and Connected Persons, dated 15 June 2004

12. Notification of Major Interest in Shares, dated 17 June 2004

13. Notification of Major Interest in Shares, dated 15 July 2004


Exhibit 1


This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not notified

The notification is in respect of the shareholder's notifiable interest increasing to greater than 5%

6. Percentage of issued class

1.06% increase

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

18 February 2004

12. Total holding following this notification

38,897,161

13. Total percentage holding of issued class following this notification

5.03027%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

18 February 2004

Exhibit 3
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945             283,898
HSBC Global Custody Nominee (UK) Ltd A/C 923363             378,144
HSBC Global Custody Nominee (UK) Ltd A/C 775237             135,000
HSBC Global Custody Nominee (UK) Ltd A/C 886603           3,450,000
HSBC Global Custody Nominee (UK) Ltd A/C 775245           3,300,551
HSBC Global Custody Nominee (UK) Ltd A/C 130007             190,000
HSBC Global Custody Nominee (UK) Ltd A/C 770286             350,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206          19,155,580
HSBC Global Custody Nominee (UK) Ltd A/C 866197             113,762
HSBC Global Custody Nominee (UK) Ltd A/C 904332              67,800
HSBC Global Custody Nominees (UK) Ltd A/C 916681             40,400
HSBC Global Custody Nominees (UK) Ltd A/C 922437              2,200
HSBC Global Custody Nominee (UK) Ltd A/C 754612           1,220,600
HSBC Global Custody Nominee (UK) Ltd A/C 361602              51,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605           1,500,000
HSBC Global Custody Nominee (UK) Ltd A/C 360509             999,611
HSBC Global Custody Nominee (UK) Ltd A/C 766793              70,000
HSBC Global Custody Nominee (UK) Ltd A/C 824434              30,979
HSBC Global Custody Nominee (UK) Ltd A/C 924422             110,000

TOTAL                                                    31,449,525

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

22 March 2004

12. Total holding following this notification

31,449,525

13. Total percentage holding of issued class following this notification

4.06689%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

22 March 2004

Exhibit 4

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2003 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

27,489

8. Percentage of issued class

0.00355%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

258.00p

13. Date of transaction

25 March 2004

14. Date company informed

25 March 2004

15. Total holding following this notification

293,468

16. Total percentage holding of issued class following this notification

0.03795%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

26 March 2004








                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2003 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

93,465

8. Percentage of issued class

0.01209%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

258.00p

13. Date of transaction

25 March 2004

14. Date company informed

25 March 2004

15. Total holding following this notification

1,210,447

16. Total percentage holding of issued class following this notification

0.15653%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

26 March 2004

Exhibit 5

Announcement Body Information:



The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


26 March 2004


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol and K Lever.

2. Transaction date:  25 March 2004.

3. Date Company informed:  25 March 2004 (by Trustees).

4. Number of shares acquired:  145,811 Ordinary shares of 5p each.

5. Price per share:  258.00p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual Directors noted above. However, both J Nicol and K Lever were granted share awards on the same date (see separate announcement).

Yours faithfully




Denise Burton
Deputy Company Secretary

Exhibit 6

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                   (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Savings Related Share Option Scheme No.2 (see 17 to 22 below).

7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 April 2004

18. Period during which or date on which exercisable

1 June 2009 to 30 November 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

8,014 Ordinary shares of 5p each




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

204.00 pence per share

22. Total number of shares or debentures over which options held following this notification

1,086,014 Ordinary shares of 5p each

23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

20 April 2004





                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Savings Related Share Option Scheme No.2 (see 17 to 22 below).

7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 April 2004

18. Period during which or date on which exercisable

1 June 2009 to 30 November 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

8,014 Ordinary shares of 5p each




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

204.00 pence per share

22. Total number of shares or debentures over which options held following this notification

9,176,454 Ordinary shares of 5p each

23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

20 April 2004

Exhibit 7


TOMKINS PLC
RESULT OF AGM VOTING - 21 MAY 2004

All of the Resolutions proposed at Tomkins Annual General Meeting held earlier today were duly approved by shareholders.

The result of the proxy voting on each Resolution was as follows:

--------------------------------- ------------------------------ ------------------------------ -----------------
           Resolution                 Total For (including                  Against                 Abstain
                                           discretion)

--------------------------------- ------------------------------ ------------------------------ -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
                                   No. of Votes     % of Vote     No. of Votes     % of Vote      No. of Votes
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
1. Report and Accounts             390,147,633       99.56%            1,714,035     0.44%             6,741,836
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
2. Remuneration Committee report   349,523,729       92.03%           30,269,573     7.97%            18,810,202
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
3. Dividend                        398,518,207       100.00%              19,308     0.00%                65,989
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
4. D.B. Newlands                   396,175,426       99.42%            2,322,955     0.58%               105,123
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
5. K. Lever                        397,756,147       99.81%              750,790     0.19%                96,567
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
6. Sir Brian Pitman                397,245,632       99.74%            1,040,747     0.26%               317,125
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
7. Re-appoint auditors             383,237,233       98.00%            7,837,391     2.00%             7,528,880
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
8. Auditors' remuneration          393,007,583       98.62%            5,481,921     1.38%               114,000
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
9. Allotment of relevant           394,900,558       99.10%            3,578,535     0.90%               124,411
securities
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
10. Disapplication of              393,811,357       98.83%            4,655,242     1.17%               136,905
pre-emption rights
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
11. Purchase of own shares         398,278,598       99.94%              222,964     0.06%               101,942
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
--------------------------------- --------------- -------------- ---------------- ------------- -----------------
12. Articles - treasury shares     397,845,113       99.84%              621,262     0.16%               137,129
--------------------------------- --------------- -------------- ---------------- ------------- -----------------



A copy of the Resolutions approved at the Annual General Meeting has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

21 May 2004



N C Porter
Company Secretary

Exhibit 8

1 June 2004

                                Sale of Mayfran

Tomkins plc announces that it has sold Mayfran International Inc. to a US private equity fund.

Mayfran International is based in Cleveland, Ohio and manufactures a range of material handling equipment primarily used in the metalworking and automotive industries. This sale is a further step in the Group's strategy of disposing of non-core businesses.

At 31 December 2003, Mayfran had net assets (including goodwill previously written off) of approximately $42 million and had annual sales of $61.8 million. This transaction will give rise to a non-operating exceptional loss of approximately $7 million, together with $23 million of reinstated goodwill.

                                      Ends

Exhibit 9

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares was in conjunction with the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 7.4p per ordinary share for the year ended 3 January 2004 payable on 1 June 2004

7. Number of shares / amount of stock acquired

537

8. Percentage of issued class

0.00007%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

261.11p

13. Date of transaction

1 June 2004

14. Date company informed

2 June 2004

15. Total holding following this notification

294,005

16. Total percentage holding of issued class following this notification

0.03799%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

2 June 2004

Exhibit 10

11 June 2004

Tomkins plc.

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 21 May 2004 it purchased 1,219,477 of its Ordinary shares of 5 pence each ("shares") on 11 June 2004 at a price of 263.2196 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,219,477 of its shares in Treasury and has 772,603,665 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

END

Exhibit 11

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

14,539

8. Percentage of issued class

0.00188%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

263.2196p

13. Date of transaction

14 June 2004

14. Date company informed

14 June 2004

15. Total holding following this notification

308,544

16. Total percentage holding of issued class following this notification

0.03987%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 June 2004









                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

38,028

8. Percentage of issued class

0.00491%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

263.2196p

13. Date of transaction

14 June 2004

14. Date company informed

14 June 2004

15. Total holding following this notification

1,248,475

16. Total percentage holding of issued class following this notification

0.16134%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 June 2004

Exhibit 12
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

8. Percentage of issued class

1.23% decrease

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

16 June 2004

12. Total holding following this notification

29,441,297

13. Total percentage holding of issued class following this notification

3.80460%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

17 June 2004

Exhibit 13

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 3%

8. Percentage of issued class

0.84% decrease

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

15 July 2004

12. Total holding following this notification

22,932,548

13. Total percentage holding of issued class following this notification

2.96341%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

15 July 2004

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  22 July 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary